SHAREHOLDER MEETING

On April 10, 2008, the Reaves Utility Income Fund (the “Fund”) held its Annual Meeting of Shareholders for the purpose of voting on a proposal to re-elect two Trustees of the Fund. The results of the proposal are as follows:

Proposal 1: Re-election of Trustees

Mary K. Anstine

Michael F. Holland

For

      21,508,686

        21,508,686

Abstain

          546,759

             546,759

Withheld

                     0

                       0

Other Trustees of the Fund as of April 30, 2008, aside from those shown above, include W. Robert Alexander, Everett L. Morris, both considered interested Trustees due to their affiliation with ALPS Fund Services, Inc., the Fund’s sponsor, and W.H. Reaves & Co., Inc., the Fund’s investment adviser, and Larry W. Papasan and Jeremy W. Deems, both considered independent Trustees.